UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2021

001-39479 (Commission File Number)

Akumin Inc.

(Exact name of Registrant as specified in its charter)

8300 W. Sunrise Boulevard

Plantation, Florida 33322

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit Index

Exhibit No.	Description

99.1	Press release entitled “Akumin Provides Updates Related to Alliance HealthCare Services Acquisition” , dated July 26, 2021.

99.2	Consolidated Financial Statements of Alliance HealthCare Services, Inc. for the years ended December 31, 2020 and 2019.

99.3	Condensed Consolidated Financial Statements of Alliance HealthCare Services, Inc. as of March 31, 2021.

99.4	Unaudited Pro Forma Condensed Combined Financial Information.

99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations - Alliance HealthCare Services, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akumin Inc.

Date: July 26, 2021	By:	/s/ Matt Cameron
Matt Cameron
Senior Vice President and General Counsel